As filed with the United States Securities and Exchange Commission on October 8, 2020

_______________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________________________________________________________________________________________________________________

CALFRAC WELL SERVICES LTD.
(Name of Subject Company)

_______________________________________________________________________________________________________________________________

Alberta, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

_______________________________________________________________________________________________________________________________
THRC HOLDINGS L.P.,
An affiliate of Wilks Brothers, LLC
 (Bidder)

 _______________________________________________________________________________________________________________________________

Common Shares
(Title of Class of Securities)
129584
(CUSIP Number of Class of Securities)

Matt D. Wilks
C/O Wilks Brothers, LLC
17010 IH 20
Cisco, Texas 76437
Telephone: (817)-850-3600

(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

John F. Storz, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 (212)-806-1299	Jeffrey Roy Cassels Brock LLP Suite 2100. Scotia Plaza 40 King Street West Toronto, Ontario Canada M5H 3C2 Tel: (416) 869-5407
September 9, 2020
(Date tender offer published, sent or given to security holders)

 _______________________________________________________________________________________________________________________________

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
(a)	Offer to Purchase and Take-Over Bid Circular, dated September 9, 2020 (“Offer and Circular”), and the Letter of Transmittal and Notice of Guaranteed Delivery.[1]
(b)	Notice of Change and Variation of the Offer to Purchase dated October 8, 2020.
Item 2. Informational Legends
(a)	See “Notice to Shareholders in the United States” in the Offer and Circular dated as of September 9, 2020.
(b)	See “Notice to Shareholders in the United States” in the Notice of Change and Variation of the Offer to Purchase filed October 8, 2020.

______________________________
1 Previously filed with the Bidder’s Schedule 14D-1F (File No. 005-82409) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2020.

This document is important and requires your immediate attention. It should be read in connection with the Original Offer and Circular (as defined below) If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.
Neither the Offer (as defined below) nor the Original Offer and Circular has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer, the Original Offer and Circular or upon the adequacy of the information contained in this document or the Original Offer and Circular. Any representation to the contrary is unlawful.
The Offer and this document do not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction.  However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

October 8, 2020

NOTICE OF CHANGE AND VARIATION
of terms of
THRC HOLDINGS, L.P.,
an affiliate of Wilks Brothers, LLC
OFFER TO PURCHASE FOR CASH
all of the issued and outstanding common shares of
CALFRAC WELL SERVICES LTD.
not already owned by THRC Holdings L.P. or its affiliates on the amended and increased basis of
A MINIMUM OF $0.18 AND A MAXIMUM OF $0.25 PER COMMON SHARE
depending upon the number of Calfrac Shares (as defined below) deposited pursuant to the Offer and subject to the aggregate purchase price for all Calfrac Shares acquired pursuant to the Offer not exceeding $21,103,250

The Offer has been amended to increase the consideration payable under the Original Offer from $0.18 cash per Calfrac Share to a minimum of $0.18 and a maximum of $0.25 cash per Calfrac Share, depending upon the number of Calfrac Shares deposited pursuant to the Offer and subject to the aggregate purchase price for all Calfrac Shares acquired pursuant to the Offer not exceeding $21,103,250.
The Offer remains open for acceptance until 5:00 p.m. (Toronto time) on December 23, 2020 (the “Expiry Time”), unless abridged, extended or withdrawn by the Offeror.

THRC Holdings, L.P. (the “Offeror” or “THRC”), an affiliate of Wilks Brothers, LLC (“Wilks”) has prepared this Notice of Change and Variation (the “Notice of Change and Variation”) to: (i) amend certain terms set out in its offer, dated September 9, 2020 (the “Original Offer”), to purchase, on and subject to the terms and conditions of the Original Offer, all of the issued and outstanding common shares (the “Calfrac Shares”) of Calfrac Well Services Ltd. (“Calfrac”) not already owned by THRC or its affiliates for a minimum price of $0.18 cash per Calfrac Share (the “Minimum Price”) and a maximum price of $0.25 cash per Calfrac Share (the “Maximum Price”), depending upon the number of Calfrac Shares deposited pursuant to this revised offer (the “Offer”) and subject to the aggregate purchase price for all Calfrac Shares acquired pursuant to the Offer not exceeding $21,103,250 (the “Maximum Aggregate Purchase Price”); and (ii) supplement information set out in the Original Offer and the accompanying take-over bid circular dated September 9, 2020 (the “Original Circular” together with the Original Offer, the “Original Offer and Circular”).

This Notice of Change and Variation should be read in conjunction with: (i) the Original Offer and Circular; (ii) the Letter of Transmittal that accompanied the Original Offer and Circular (the “Original Letter of Transmittal”); (iii) the Notice of Guaranteed Delivery that accompanied the Original Offer and Circular (the “Original Notice of Guaranteed Delivery”); (iv) the amended Letter of Transmittal that accompanies this Notice of Change and Variation (the “Amended Letter of Transmittal”); and (v) the amended Notice of Guaranteed Delivery that accompanies this Notice of Change and Variation (the “Amended Notice of Guaranteed Delivery”). To the extent not otherwise specifically set out in this document, the Original Offer and Circular, the Original Letter of Transmittal and the Original Notice of Guaranteed Delivery are deemed to be amended as of the date hereof to give effect to the amendments to the Original Offer described in this document. Except as otherwise set out in or amended by this Notice of Change and Variation, the terms and conditions of the Original Offer and the information in the Original Offer and Circular, the Original Letter of Transmittal (as read in conjunction with the Amended Letter of Transmittal) and the Original Notice of Guaranteed Delivery (as read in conjunction with the Amended Notice of Guaranteed Delivery) continue to be applicable in all respects.
Unless inconsistent with the context: (i) all references to the “Offer” in the Original Offer and Circular should be read as references to the Original Offer as amended hereby; (ii) all references to the “Circular” in the Original Offer and Circular should be read as references to the Original Circular, as amended hereby; and (iii) all references to the “Offer and Circular” in the Original Offer and Circular should be read as references to the Original Offer and Circular, as amended hereby.
The Increased Premium Cash Consideration
The Minimum Price represents a premium of approximately 12.50% to the closing price of the Calfrac Shares on October 2, 2020, the last trading day prior to the announcement of the intention to make the Offer, and a premium of approximately 20.00% to the volume-weighted average price of the Calfrac Shares over the last 20 trading days ended on October 2, 2020. The Maximum Price represents a premium of approximately 56.25% to the closing price of the Calfrac Shares on October 2, 2020, the last trading day prior to the announcement of the intention to make the Offer, and a premium of approximately 66.67% to the volume-weighted average price of the Calfrac Shares over the last 20 trading days ended on October 2, 2020. The Calfrac Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CFW”.

The Information Agent and Depositary for the Offer is:

North America Toll Free: 1-877-452-7184
Outside North America: +1-416-304-0211
Email: assistance@laurelhill.com
Conditions to the Offer
The Offer remains subject to the conditions in Section 4 of the Original Offer, “Conditions of the Offer”, as amended by this Notice of Change and Variation. These conditions include, among other things, the condition that there must have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Calfrac Shares constituting at least 50% of the total number of Calfrac Shares outstanding, excluding those Calfrac Shares beneficially owned, or over which control or direction is exercised by the Offeror and its affiliates and any person acting jointly or in concert with the Offeror. This condition cannot be waived by the Offeror.

v

The Offer is also subject to the condition that the Management Transaction (as such term is defined in the Original Offer and Circular), (i) shall have failed to be approved by the required majorities of the shareholders of Calfrac (“Shareholders”) at the Meeting (as such term is defined in the Original Offer and Circular) and, in particular, but without limitation, shall not have been approved by the majorities required pursuant to the Interim Order of the Court Of Queen’s Bench of Alberta (the “Court”) dated August 7, 2020 and pursuant to MI 61-101 (as such term is defined in the Original Offer and Circular); (ii) shall not have been approved by the Court; and (iii) shall have been terminated. This and the other conditions of the Offer, which may be waived by the Offeror, are described in Section 4 of the Original Offer, “Conditions of the Offer”. Subject to applicable Laws (as such term is defined in the Original Offer and Circular), the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Calfrac Shares deposited under the Offer if any condition of the Offer is not satisfied or waived at or prior to the Expiry Time. Subject to the terms and conditions of the Offer, the Offeror will take up and pay for the Calfrac Shares deposited under the Offer as soon as practicable after the Expiry Time.
As set out in the Original Offer and Circular, the Offer will remain open to Shareholders even if Calfrac “pivots” to a Companies’ Creditors Arrangement Act (Canada) (“CCAA”) proceeding after Shareholders vote down the Management Transaction. A CCAA filing by Calfrac provides a forum for debtholder negotiations and other more likely value enhancing transactions, other than the Management Transaction.
However, if a CCAA process ultimately results in Calfrac’s original Management Transaction or any amendment, variation or replacement being approved by the Court, before the Offeror is able to purchase Calfrac Shares under the Offer, the conditions to the Offer will not have not been met. The Offer has always been conditioned on the Management Transaction not being approved by the Court in any process.
How to Accept the Offer
Shareholders who have validly deposited under the Original Offer and have not withdrawn their Calfrac Shares need take no further action to accept the Offer. All Shareholders who validly deposited and have not withdrawn their Calfrac Shares to the Original Offer will receive the increased consideration per Calfrac Share described in this document. The Original Letter of Transmittal and Original Notice of Guaranteed Delivery have been amended to reflect the increase in the consideration payable under the Offer.
Registered Shareholders who have not yet deposited their Calfrac Shares and wish to accept the Offer must properly complete and execute the Amended Letter of Transmittal (printed on blue paper), or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) or DRS Advice(s) representing their Calfrac Shares, if applicable, and all other required documents, with the Depositary (as such term is defined in the Original Offer and Circular) at its office in Toronto, Ontario as specified in the Amended Letter of Transmittal, in accordance with the instructions set out in the Amended Letter of Transmittal (as set out in Section 3 of the Original Offer, “Manner of Acceptance”). Alternatively, registered Shareholders may accept the Offer (i) by following the procedures for book-entry transfer of Calfrac Shares set out in Section 3 of the Original Offer, “Manner of Acceptance —Book-Entry Transfer”, or (ii) where the certificate(s) representing such Calfrac Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary, by following the procedure for guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Amended Notice of Guaranteed Delivery (printed on yellow paper), or a manually executed facsimile thereof.
Shareholders whose Calfrac Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Calfrac Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.
Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Calfrac Shares directly with the Depositary.

Determination of Price Per Share under the Offer

Provided that the conditions in Section 4 of the Original Offer, “Conditions of the Offer”, as amended by this Notice of Change and Variation, are satisfied or, where such conditions may be waived, are waived at the Expiry Time, the Offeror will become obligated to immediately take up the Calfrac Shares validly deposited under the Offer and not withdrawn and will pay the Minimum Price for the Calfrac Shares taken up as soon as possible, but in any event not later than three Business Days (as such term is defined in the Original Offer and Circular) after taking up the Calfrac Shares.
In accordance with applicable Law, the Offeror will extend the Offer for the Mandatory Extension Period (as such term is defined in the Original Offer and Circular) and may extend the Offer for one or more Optional Extension Periods. The Offeror will take up and pay the Minimum Price per Calfrac Share for Calfrac Shares deposited under the Offer during the Mandatory Extension Period and any Optional Extension Period within 10 days of such deposit (the “Second Payment Date”).
Upon the determination of the total number of Purchased Calfrac Shares (as such term is defined in the Original Offer and Circular) deposited under the Offer at the end of the Mandatory Extension Period and any Optional Extension Period, the Offeror shall subtract the aggregate purchase price of all of the Purchased Calfrac Shares taken up by the Offeror at the Minimum Price from the Maximum Aggregate Purchase Price to obtain the aggregate second payment amount (the “Aggregate Second Payment Amount”) to be distributed to Shareholders that have validly deposited Purchased Calfrac Shares under the Offering (the “Depositing Shareholders”). The Aggregate Second Payment Amount shall be distributed on the Second Payment Date to each Depositing Shareholder pro rata per Purchased Calfrac Share that has been validly deposited under the Offer and not withdrawn.
The cash payment to Shareholders will be denominated in Canadian dollars.
Shareholders should be aware that the Offeror and its affiliates may, directly or indirectly, bid for and make purchases of Calfrac Shares or other securities of Calfrac as permitted by applicable Law.
The Offer is made only for Calfrac Shares and is not made for any Convertible Securities (as such term is defined in the Original Offer and Circular). Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and subject to applicable Laws (as such term is defined in the Original Offer and Circular), exercise, convert or exchange the Convertible Securities sufficiently in advance of the Expiry Time in order to obtain certificates representing Calfrac Shares and deposit those Calfrac Shares pursuant to the Offer.
The information contained in this document speaks only as of the date of this document. THRC does not undertake to update any such information except as required by applicable Law. Information in this Notice of Change and Variation related to Calfrac has been compiled from public sources.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

NOTICE TO CALFRAC SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “US Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the US Exchange Act or Regulation 14D promulgated by the United States Securities and Exchange Commission (the “SEC”) thereunder. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the US Exchange Act, in accordance with Canadian provincial and federal corporate and take-over offer rules. Shareholders resident in the United States (“U.S. Shareholders”) should be aware that such requirements are different from those of the United States applicable to tender offers under the US Exchange Act and the rules and regulations promulgated thereunder.

Shareholders should be aware that the disposition of Calfrac Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein, and Shareholders are encouraged to consult their tax advisors.  See “Certain Canadian Federal Income Tax Considerations” in Section 15 of the Original Circular, as amended by this Notice of Change and Variation.
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS NOTICE OF CHANGE AND VARIATION NOR THE ORIGINAL OFFER AND CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Any questions and requests for assistance or additional copies of this Notice of Change and Variation, the Original Offer and Circular, the Amended Letter of Transmittal and the Amended Notice of Guaranteed Delivery may be directed by U.S. Shareholders to the Information Agent and Depositary at the telephone number and address set out below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent and Depositary for the Offer is:

FOR INQUIRIES
North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

FOR DEPOSITING SHARES
By Email: wilkscalfrac@laurelhill.com

By Facsimile Transmission: 1-416-646-2415

By Mail:
PO Box 370
STN Adelaide
Toronto, Ontario
M5C 2J5
Canada
By Registered Mail or Courier:
70 University Avenue, Suite 1440
Toronto, Ontario
M5J 2M4
Canada

FORWARD LOOKING STATEMENTS
Certain statements in the Notice of Change and Variation under the headings “Increase in Offer Consideration”. “Amendments to the Original Offer” and “Updated Disclosure Resulting from Amendments to the Original Offer” in addition to certain statements contained elsewhere in the Notice of Change and Variation and the Original Offer and Circular are forward looking statements and are prospective in nature. Forward looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, or “continue” or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the Offeror’s expectations include, among other things, general business and economic conditions, industry risks and other risks identified in Calfrac’s public filings. Such forward looking statements should, therefore, be construed in light of such factors and the Offeror is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Law.
ADDITIONAL DISCLOSURE RE: PUBLIC BROADCAST EXEMPTION
The Offeror is relying on the exemption under section 9.2(4) of National Instrument 51-102 - Continuous Disclosure Obligations and exemptive relief provided by the Alberta Securities Commission in an Order dated August 4, 2020 (the “Order”) to make this public broadcast solicitation. The following information is provided in accordance with corporate and securities laws applicable to public broadcast solicitations. This solicitation is being made by the Offeror, and not by or on behalf of the management of Calfrac. The Offeror has engaged Laurel Hill Advisory Group to act as communications advisor and proxy solicitation agent.
Based upon publicly available information, Calfrac’s registered office is at 4500, 855-2nd Street S.W. Calgary, Alberta, Canada, T2P 4K7, and its head office is at 411-8th Avenue S.W. Calgary, Alberta, Canada, T2P 1E3. The Offeror is soliciting proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws (including the Order), conveyed by way of public broadcast, including press release, speech or publication, and by any other manner permitted under applicable Canadian laws. In addition, this solicitation may be made by mail, telephone, facsimile, email or other electronic means as well as by newspaper or other media advertising and in person. All costs incurred for the solicitation will be borne by the Offeror.

TABLE OF CONTENTS
FORWARD LOOKING STATEMENTS	ix

NOTICE OF CHANGE AND VARIATION	2

1. Increase in Offer Consideration	2

2. Recent Developments	3

3. Amendments to the Original Offer	3

4. Updated Disclosure Resulting from Amendments to the Original Offer	6

5. Time for Acceptance	7

6. Manner of Acceptance	7

7. Withdrawal of Deposited Shares	7

8. Amendments and Variations to Offer Documents	8

9. Statutory Rights	8

APPROVAL AND CERTIFICATE OF THRC MANAGEMENT LLC, GENERAL PARTNER OF THRC HOLDINGS LP	9

NOTICE OF CHANGE AND VARIATION
This Notice of Change and Variation, among other things: (i) amends certain terms set out in the original offer to purchase (the “Original Offer”), on and subject to the terms and conditions of the Original Offer, all of the issued and outstanding Calfrac Shares not already owned by THRC (as defined below) or its affiliates for a minimum price of $0.18 cash (the “Minimum Price”) per common share (the “Calfrac Shares”) of Calfrac Well Services Ltd. (“Calfrac”) and a maximum price of $0.25 cash per Calfrac Share (the “Maximum Price”), depending upon the number of Calfrac Shares deposited pursuant to this revised offer (the “Offer”) and subject to the aggregate purchase price for all Calfrac Shares acquired pursuant to the Offer not exceeding $21,103,250 (the “Maximum Aggregate Purchase Price”); and (ii) supplements information set out in the Original Offer and the accompanying take-over bid circular dated September 9, 2020 (the “Original Circular” together with the Original Offer, the “Original Offer and Circular”).
Except as otherwise set out in this Notice of Change and Variation, the information, terms and conditions set out in the Original Offer and Circular continue to be applicable in all respects and this Notice of Change and Variation should be read in conjunction with the Original Offer and Circular. The Letter of Transmittal (the “Original Letter of Transmittal”) and the Notice of Guaranteed Delivery (the “Original Notice of Guaranteed Delivery”) that accompanied the Original Offer and Circular have been amended to reflect the increase in the consideration payable under the Offer. This Notice of Change and Variation is accompanied by an amended letter of Transmittal (the “Amended Letter of Transmittal”) and an amended Notice of Guaranteed Delivery (the “Amended Notice of Guaranteed Delivery”). All of the provisions of the Original Offer and Circular, subject to the amendments to the Original Offer and Circular contained in this Notice of Extension and Variation, the Original Letter of Transmittal (as read in conjunction with the Amended Letter of Transmittal) and the Original Notice of Guaranteed Delivery (as read in conjunction with the Amended Notice of Guaranteed Delivery) are incorporated herein by reference.

TO: THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.	October 8, 2020

1. Increase in Offer Consideration
THRC Holdings L.P. (the “Offeror” or “THRC”), an affiliate of Wilks Brothers, LLC (“Wilks”), has amended the Original Offer by increasing the consideration payable for each Calfrac Share not already owned by THRC or its affiliates for the Minimum Price and up to the Maximum Price, depending upon the number of Calfrac Shares deposited pursuant to this Offer and subject to the aggregate purchase price for all Calfrac Shares acquired pursuant to the Offer not exceeding the Maximum Aggregate Purchase Price, on and subject to the terms and conditions set forth in this Notice of Change and Variation, the Original Offer and Circular, the Amended Letter of Transmittal and the Amended Notice of Guaranteed Delivery.
Shareholders of Calfrac (the “Shareholders”) who have validly deposited under the Original Offer and have not withdrawn their Calfrac Shares need take no further action to accept the Offer. All Shareholders who validly deposited and have not withdrawn their Calfrac Shares to the Original Offer will receive the increased consideration per Calfrac Share described in this document. The Original Letter of Transmittal and Original Notice of Guaranteed Delivery have been amended to reflect the increase in the consideration payable under the Offer.
The Original Offer and Circular, the Original Letter of Transmittal (as read in conjunction with the Amended Letter of Transmittal), the Original Notice of Guaranteed Delivery (as read in conjunction with the Amended Notice of Guaranteed Delivery) are incorporated into and form part of the Offer and contain important information that should be read carefully before making a decision with respect to the Offer.

2. Recent Developments
On September 9, 2020, the Offeror, by way of the Original Offer and Circular, commenced a formal takeover bid to purchase all of the issued and outstanding Calfrac Shares not already owned by THRC or its affiliates for $0.18 per Calfrac Share.
On September 24, 2020, the board of directors of Calfrac responded to the Original Offer and Circular with the directors’ circular (the “Directors’ Circular”) to Shareholders recommending that Shareholders reject the Original Offer and proposing an amended Management Transaction (as defined in the Original Offer and Circular), which provided Shareholders with the option of electing to receive cash consideration of $0.15 per Calfrac Share (subject to proration) and receiving two (2) warrants for each Calfrac Share held, exercisable at a price of $0.05 per Calfrac Share (on a pre-consolidation basis) for a term of three years; or the option of retaining the Shareholder’s Calfrac Shares and receiving two (2) warrants for each Calfrac Share held, exercisable at a price of $0.05 per Common Share (on a pre-consolidation basis) for a term of three years, all as further described in the Directors’ Circular. The officers and directors of Calfrac (including Mr. Mathison) disclosed in the Directors’ Circular that they do not intend to deposit their shares to the Original Offer.
On September 24, 2020, Calfrac announced that it was postponing the special meeting of Shareholders of Calfrac to, among other things, consider the Management Transaction until October 16, 2020.
3. Amendments to the Original Offer
To the extent not otherwise set out in this document, the Original Offer and Circular, the Original Letter of Transmittal and the Original Notice of Guaranteed Delivery are deemed to be amended as of the date hereof to give effect to the amendments to the Original Offer described in this document. Except as otherwise set out in or amended by this Notice of Change and Variation, the terms and conditions of the Original Offer and the information in the Original Offer and Circular, the Original Letter of Transmittal (as read in conjunction with the Amended Letter of Transmittal) and the Original Notice of Guaranteed Delivery (as read in conjunction with the Amended Notice of Guaranteed Delivery) continue to be applicable in all respects.
(a)	Summary
The first paragraph under the heading “Certain Canadian Federal Income Tax Considerations” is deleted in its entirety and replaced with the following paragraph:
Generally, a Resident Holder who disposes of Calfrac Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received, net of any reasonable costs of disposition, exceeds (or is exceeded by) the aggregate adjusted cost base to the Resident Holder of those Calfrac Shares immediately before the disposition. The proceeds of disposition will be equal to the aggregate of the Minimum Price and the pro rata portion of the Aggregate Second Payment Amount that a Resident Holder is entitled to receive.

(b)	Time for Acceptance of the Offer
The time for acceptance of the Offer set out in Section 2 of the Original Offer, “Time for Acceptance” is changed from “4:00 p.m. (Toronto time) on December 23, 2020” to “5:00 p.m. (Toronto time) on December 23, 2020”.
(c)	Payment for Deposited Calfrac Shares
Section 6 of the Original Offer, “Payment for Deposited Calfrac Shares”, is deleted in its entirety and replaced with the following:
If all the conditions referred to under Section 4 of the Offer, “Conditions of the Offer” are satisfied or, where such conditions may be waived, are waived at the Expiry Time, the Offeror will become obligated to immediately take up the Calfrac Shares validly deposited under the Offer and not withdrawn and pay the Minimum Price per Calfrac Share for the Calfrac Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Calfrac Shares.
 In accordance with applicable Law, the Offeror will extend the Offer for the Mandatory Extension Period. The Offeror will take up and pay the Minimum Price per Calfrac Share for the Calfrac Shares deposited under the Offer during the Mandatory Extension Period within 10 days of such deposit (the “Second Payment Date”).
Upon the determination of the total number of Purchased Calfrac Shares deposited under the Offer at the end of the Mandatory Extension Period, the Offeror shall subtract the aggregate purchase price for all of the Purchased Calfrac Shares taken up by the Offeror (calculated by multiplying such number of Purchased Calfrac Shares by the Minimum Price) from the Maximum Aggregate Purchase Price to obtain the aggregate second payment amount (the “Aggregate Second Payment Amount”).  The Aggregate Second Payment Amount will be paid on the Second Payment Date to Shareholders that have validly deposited Purchased Calfrac Shares under the Offer and not withdrawn them (the “Depositing Shareholders”) on a pro rata basis per Purchased Calfrac Share deposited by the Depositing Shareholders, provided that in no case shall the purchase price for a Calfrac Share exceed the Maximum Price nor shall the aggregate amount payable for all Purchased Calfrac Shares exceed the Maximum Aggregate Purchase Price.
The Offeror will be deemed to have taken up and accepted for payment Purchased Calfrac Shares validly deposited and not withdrawn pursuant to the Offer as, if and when the Offeror gives written notice to the Depositary to that effect.
Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Calfrac Shares or to terminate the Offer and not take up or pay for any Calfrac Shares pursuant to the Offer if any condition specified in Section 4 of the Offer, “Conditions of the Offer” is not satisfied or, where such condition may be waived, waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Calfrac Shares in order to comply, in whole or in part, with any applicable Law.

The Offeror will pay for Calfrac Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Maximum Aggregate Purchase Price (by wire transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders.
The Depositary will act as the agent of persons who have deposited Calfrac Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Calfrac Shares.
Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price for Calfrac Shares purchased by the Offeror to persons depositing Calfrac Shares, regardless of any delay in making such payment.
Settlement with each Shareholder who has deposited Calfrac Shares under the Offer will be made by the Depositary forwarding to each such Shareholder a cheque, payable in Canadian funds, representing the cash to which the depositing Shareholder is entitled on the applicable payment date. Subject to the foregoing and unless otherwise directed by a Letter of Transmittal, cheques will be issued in the name of the registered holder of the Calfrac Shares deposited. Unless the person depositing the Calfrac Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, such cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Calfrac.  Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.
(d)	Glossary
The Original Offer and Circular is hereby amended by adding (in alphabetical order) the following definitions in the “Glossary” Section of the Original Circular:
“Maximum Aggregate Purchase Price” means $21,103,250;
“Notice of Change and Variation” means the notice of change and variation of the Offer dated  October 8, 2020;
The definition of “Expiry Time” is deleted in its entirety and replaced with the following:
“Expiry Time” means, in respect of the Offer, 5:00 p.m. (Toronto time) on the Expiry Date;
The definition of “Letter of Transmittal” is deleted in its entirety and replaced with the following:
“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer and Circular, or the amended letter of transmittal in the form accompanying the Notice of Change and Variation, as applicable, to be delivered by holders of Calfrac Shares to the Depositary to effect the tender of Calfrac Shares pursuant to the Offer;
The definition of “Notice of Guaranteed Delivery” is deleted in its entirety and replaced with the following:

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular, or the amended notice of guaranteed delivery in the form accompanying the Notice of Change and Variation, as applicable;
4. Updated Disclosure Resulting from Amendments to the Original Offer
The amendments to the Offer described above in Section 3 affect certain disclosure made by the Offeror in the Original Offer and Circular, and the Offeror wishes to provide updated disclosure and supplemental information in respect of certain portions of the Original Offer and Circular, as set out below in this Section.
(a)	Reasons to Accept the Offer
The third bullet point under Section 4 of the Circular, “Reasons to Accept the Offer” is deleted in its entirety and replaced with the following:
•
The Minimum Price per Calfrac Share represents a premium of approximately 12.50% to the closing price of the Calfrac Shares on October 2, 2020, the last trading day prior to the announcement of the intention to make the Offer, and a premium of approximately 20.00% to the volume-weighted average price of the Calfrac Shares over the last 20 trading days ended on October 2, 2020. The Maximum Price represents a premium of approximately 56.25% to the closing price of the Calfrac Shares on October 2, 2020, the last trading day prior to the announcement of the intention to make the Offer, and a premium of approximately 66.67% to the volume-weighted average price of the Calfrac Shares over the last 20 trading days ended on October 2, 2020.

The fifth bullet point under Section 4 of the Circular, “Reasons to Accept the Offer” is deleted in its entirety and replaced with the following:
•
The Offeror intends to take up and pay for Calfrac Shares under the Offer (to the fullest extent permitted by law), even if Calfrac “pivots” to a CCAA proceeding after Shareholders vote down the Management Transaction, provided all other conditions to the Offer are satisfied. A CCAA filing by Calfrac provides a forum for debtholder negotiations and other more likely value enhancing transactions, other than the Management Transaction. However, if a CCAA process ultimately results in Calfrac’s original Management Transaction or any amendment, variation or replacement being approved by the Court, before the Offeror is able to purchase Calfrac Shares under the Offer, the conditions to the Offer will not have not been met. The Offer has always been conditioned on the Management Transaction not being approved by the Court in any process.

The following disclosure is added under Section 4 of the Circular, “Reasons to Accept the Offer”:
•
The officers and directors of Calfrac (including Mr. Mathison through MATCO) have disclosed (in the Directors’ Circular) that they do not intend to deposit their Calfrac Shares to the Offer. In fact, some or all of them may be contractually prohibited from doing so. The Calfrac Shares held by MATCO/Mathison, represent approximately 19.8% of Calfrac’s issued and outstanding shares. Wilks has determined that the value that would otherwise be paid to the officers and directors of Calfrac (including Mr. Mathison through MATCO) should be made available to the other Shareholders of Calfrac, to a maximum of $0.25 per Calfrac Share.

•
The aggregate cash consideration of $21,103,250 that Wilks is prepared to provide to Calfrac shareholders is more than twice the value of the aggregate cash consideration that Calfrac has announced they are prepared to make available to shareholders through the cash alternative under the Management Transaction.

(b)	Source of Funds
The reference to $21,041,398 in Section 9 of the Circular, “Source of Funds” is replaced with $21,103,250, being the Maximum Aggregate Purchase Price.
(c)	Certain Canadian Federal Income Tax Considerations
Under Section 15 of the Circular “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”, the paragraph under Disposition of Calfrac Shares Pursuant to the Offer is deleted in its entirety and replaced the following:

Generally, a Resident Holder whose Calfrac Shares are disposed of pursuant to the Offer will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition received by the Resident Holder for such Calfrac Shares, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Calfrac Shares immediately before the disposition. The proceeds of disposition will be equal to the aggregate of the Minimum Price and the pro rata portion of the Aggregate Second Payment Amount that a Resident Holder is entitled to receive and will be recognized at the time a Resident Holder is entitled to receive such amount. A Resident Holder will not be entitled to its pro rata portion of the Aggregate Second Payment Amount until the Second Payment Date. Resident Holders should consult their own advisors regarding the timing and treatment of the Aggregate Second Payment Amount in their own particular circumstances.
5. Time for Acceptance
The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on December 23, 2020, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, “Extension, Variation or Change in the Offer”.
6. Manner of Acceptance
Calfrac Shares may be deposited under the Offer in accordance with the provisions set forth in Section 3 of the Original Offer, “Manner of Acceptance”.
7. Withdrawal of Deposited Shares
Shareholders have the right to withdraw Calfrac Shares deposited under the Offer or the Original Offer in the circumstances and in the manner set forth in Section 7 of the Original Offer, “Withdrawal of Deposited Calfrac Shares”.

8. Amendments and Variations to Offer Documents
The Original Offer and Circular, the Original Letter of Transmittal, the Amended Letter of Transmittal, the Original Notice of Guaranteed Delivery and the Amended Notice of Guaranteed Delivery shall be read together with this Notice of Extension and Variation in order to give effect to the variations to the Offer and the amendments to the Original Offer and Circular, the Original Letter of Transmittal and the Original Notice of Guaranteed Delivery set forth herein.
9. Statutory Rights
Securities legislation of the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL AND CERTIFICATE OF THRC MANAGEMENT LLC, GENERAL PARTNER OF THRC HOLDINGS LP

DATED: October 8, 2020
The contents of the Notice of Change and Variation have been approved, and the sending, communication or delivery thereof to the holders of common shares of Calfrac Well Services Ltd. has been authorized by the sole manager of THRC Management, LLC, which is the general partner of THRC Holdings, L.P.
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of THRC Holdings, L.P., By its general partner THRC Management, LLC. (signed) “Dan Wilks” Manager

The Information Agent and Depositary is:

FOR INQUIRIES
North America Toll Free: 1-877-452-7184
Calls outside North America: 1-416-304-0211
Email: assistance@laurelhill.com
FOR DEPOSITING SHARES
By Email: wilkscalfrac@laurelhill.com

By Facsimile Transmission: 1-416-646-2415

By Mail:
PO Box 370
STN Adelaide
Toronto, Ontario
M5C 2J5
Canada

By Registered Mail or Courier:
70 University Avenue, Suite 1440
Toronto, Ontario
Canada

Any questions and requests for assistance or additional copies of the Notice of Change and Variation, the Original Offer and Circular, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may be directed by the Shareholders to the Information Agent and Depositary at the telephone number and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
 None.
_____________________________________________________________________________________________________________________________
PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings
(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

_____________________________________________________________________________________________________________________________
PART IV — SIGNATURES

By signing this Schedule, THRC Holdings L.P. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2020	THRC Holdings L.P.,
By its general partner THRC Management, LLC.

	By:	/s/ Matthew Wilks
		Name:	Matthew Wilks
		Title:	Attorney in Fact